VIA EDGAR

May 21, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Lincoln Life Variable Annuity Account N (“Registrant”)
and The Lincoln National Life Insurance Company (“Depositor”)
File No. 333-193273; Pre-Effective Amendment No. 1 (“Amendment”)

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the above-referenced Amendment to the Registration Statement on May 16, 2014. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor for the Registrant, and Lincoln Financial Distributors, Inc., in its capacity as Principal Underwriter, respectfully request that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on May 21, 2014, or as soon as possible thereafter.

Please contact Scott C. Durocher, Esquire at 860-466-1222 with any questions or comments regarding this request.

Sincerely,

The Lincoln National Life Insurance Company                                        Lincoln Financial Distributors, Inc.
(Depositor)                         (Principal Underwriter)

    /s/ Stephen R. Turer                      /s/ Noreen T. Fitzpatrick

By:  Stephen R. Turer                                                                                   By:  Noreen T. Fitzpatrick
        Vice President                                                                                           Vice President, Financial Institutions Group
The Lincoln National Life Insurance Company                                                Lincoln Financial Distributors, Inc.